UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2006

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82                    .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: March 7, 2006	By:	/s/ RANDY MILNER
		Name:	Randy Milner
		Title:	Senior Vice President, General Counsel & Corporate Secretary

For immediate release
METHANEX SECURES MORE NATURAL GAS FOR NEW ZEALAND PLANT
March 7, 2006
Methanex Corporation announced today that it has secured approximately six petajoules of additional natural gas feedstock for its 530,000 tonne per year methanol plant in New Zealand. This gas, combined with existing gas entitlements, will enable the New Zealand plant to produce approximately 230,000 tonnes of methanol in 2006.
Bruce Aitken, President and CEO of Methanex commented, “We are pleased that we have been able to secure this additional gas for our New Zealand facility. Supply in our industry continues to be very tight, inventories are low and demand is healthy. This incremental production from our New Zealand plant will supply our customers in the Asia Pacific region and we expect it to make a positive contribution to our earnings and cash flows in the first half of this year.”
The New Zealand plant was idled during the fourth quarter of 2005 and was restarted in early January 2006. With this additional gas, it is expected to operate until the end of the second quarter of 2006. The New Zealand plant remains a flexible production asset and future operations beyond mid-2006 will be dependent on securing additional economically priced natural gas.
Methanex is a Vancouver based, publicly-traded company engaged in the worldwide production and marketing of methanol. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the Nasdaq National Market in the United States under the trading symbol “MEOH.” www.methanex.com
This news release contains forward-looking statements. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in the forward-looking statements and Methanex believes that it has a reasonable basis for making such forward-looking statements. However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, the ability to successfully carry out corporate initiatives and strategies, conditions in the methanol and other industries including the supply and demand balance for methanol, actions of competitors, world-wide economic conditions and other risks described in our 2004 Management’s Discussion & Analysis. Undue reliance should not be placed on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes anticipated in forward-looking statements may not occur and we do not undertake to update forward-looking statements.
Inquiries:

Wendy Bach	Diana Barkley
Director, Investor Relations	Director, Public Affairs
Methanex Corporation	Methanex Corporation
604-661-2600	604-661-2600
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